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                     October 26, 2022

       Juergen Eichner
       Chief Executive Officer
       VIA optronics AG
       Sieboldstrasse 18
       90411 Nuremberg, Germany

                                                        Re: VIA optronics AG
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed May 16, 2022
                                                            File No. 001-39543

       Dear Juergen Eichner:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing